   Exhibit 99.5

Earnings Call

Infosys Earnings Call Q3 FY2021

January 13, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

analystS

Ankur Rudra

JPMorgan

James Friedman

Susquehanna

Kawaljeet Saluja

Kotak

Yogesh Aggarwal

HSBC

Keith Bachman

Bank of Montreal

Diviya Nagarajan

UBS

Moshe Katri

Wedbush Securities

Pankaj Kapoor

CLSA

Sudheer Guntupalli

ICICI Securities

Moderator

Ladies and gentlemen good day and welcome to the Infosys earnings conference call. As a reminder, all participant lines will be in the listen-only mode, and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello everyone and wish you all a very happy New Year. Welcome to earnings call of Infosys to discuss Q3 FY21 earnings release. This is Sandeep from the Investor Relations team in Bengaluru. Joining us today on this call is CEO and MD, Mr. Salil Parekh; COO Mr. Pravin Rao; CFO Mr. Nilanjan Roy, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Salil, Pravin and Nilanjan, before we open up the call for questions.

Please note that anything that we say, which refers to our outlook for the future, is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to all of you. I trust each of you have had a great start to the new year and continue to be safe and healthy.

I am delighted to share that we have had an exceptionally strong quarter across multiple dimensions. This was made possible by the enormous trust of our clients. The extreme focus we have built for digital and the enormous client relevance that we have created has helped support digital and cloud transformation journeys for our clients.

Let me share with you some of the highlights-

We achieved the highest large deal wins in our history with a deal value of $7.13 bn. This includes the largest deal we signed in our history and what we believe is the largest in the IT services industry in India. This will continue to expand our strong presence in the Continental European markets.

Our overall deal value for the nine months of this financial year is over $12 bn and the net new large deal value for the nine months of this financial year is over $8 bn, positioning us very strongly for the quarters ahead.

Revenues in constant currency grew by 6.6% YoY and 5.3% sequentially on the back of a very strong momentum we saw in H1 and large deal wins secured earlier, further establishing our market share gains.

Digital revenue grew at 31.3% YoY in constant currency and we have now crossed an important milestone - digital is now over 50% of our revenues.

We delivered operating margin of 25.4%, which is an expansion of 350 basis points YoY and flat sequentially.

Our operating cash flow was robust at $829 mn for the quarter.

Our balance sheet remains solid with cash and investments at $4.5 bn, which is stable sequentially after the payout of interim dividend.

Recognizing continuing stellar performance of the company and contribution from our employees during these times, we are

-	Paying out variable pay for the quarter at 100%.
-	As announced earlier, we are initiating salary increases for our employees which will be effective January 1, 2021.
-	We are expanding our promotion cycle across all levels in this quarter.

In Q3, we reached a significant milestone in our environmental, social and governance journey by becoming carbon neutral. This is 30 years ahead of the 2050 global target set by multinational agencies. We further reiterated our commitment to the causes of ESG by announcing our ESG 2030 vision and ambitions.

Looking ahead, we continue to see momentum in our business, strong market share gains and increased speed of digital transformation at our clients.

Keeping that in mind, we increased our revenue growth guidance for the full year from 2% to 3% to the new guidance at 4.5% to 5.0% growth in constant currency. We increased our operating margin guidance for the full year from 23% to 24% previously to 24.0% to 24.5% for the full year.

That concludes my update. Thank you for your time. And now let me request Pravin to give you an update on our operations.

Pravin Rao

Thank you, Salil. Hello, everyone. Wish you a very happy healthy and safe new year.

While there is an increasing optimism due to the commencement of COVID-19 vaccination, we have also seen a renewed surge of infection in various parts of the world. Consequently, majority of our delivery centers are operating in BCP mode, with almost 97% of our employees globally continuing to work-from-home.

Growth acceleration continued with sequential revenue growth of 5.3% in constant currency, accelerating further from the momentum seen in the first half of the year. The YoY growth rate increased to 6.6% in constant currency for Q3. Three business segments, Financial Services, Hi-Tech and Life Sciences reported a double-digit growth.

We have seen several operating parameters improving during the quarter-

-	Utilization was at 86.3%, which is at an all-time high level.
-	Onshore effort mix was lowest ever at 25.2%.
-	RPP declined slightly on a sequential basis due to seasonal factors like lower working days, furlough etc. but increased on a YoY basis.

Subcon costs eased up by 40 basis points on a sequential basis as growth picked up meaningfully.

Let me talk about the large deal wins which were a key highlight of our Q3 performance-

-	Large deal TCV crossed Q2 levels and marked a new all-time high at $7.13 bn.
-	The share of new deals in Q3 was 73%. The net new deals we signed in Q3 is more than 1.5 times of what we signed in the entire fiscal 2020.
-	As Salil said, in Q3, we signed what is probably the largest deal signed in Indian IT services industry. Apart from this, we signed another deal of $500 mn.
-	Overall, we won 22 large deals in Q3, 8 in Financial Services, 4 deals each in Manufacturing and Energy Utilities Resources and Services sector, 3 deals in Communication and 1 deal each in Retail, Hi-Tech and Others segments.
-	Region wise - 13 were from Americas, 7 were from Europe and 2 were from rest of the world.
-	With this our large deal wins for 9 months is over $12 bn, an increase of 63% over the comparable period in the last year.
-	Net new large deal wins for 9 months have increased by 244% YoY.

While Q3 deal signings were very strong, a large value of these deal signings will start contributing to revenues in the second quarter of the next fiscal due to transition involved.

Net employee addition during the quarter was more than 9,100 and the share of women employees increased to 38.3%. Voluntary attrition for IT services inched up to 10%, although lower than our comfort band of 14% to 15%. We will be implementing salary increase across all levels effective January 1, 2021.

The budget planning for calendar 2021 is progressing normally and we expect clients to continue to focus on their digital transformation agenda.

Moving to business segments-

Growth momentum accelerated in Financial Services with ramp-up of past deal wins, focus on accelerating the digital transformation agenda for many of our large clients and opening up of new accounts across various sub-verticals like mortgages, regional banks, wealth and retirement services. We see multiple opportunities in cloud, data services and creating new digital bank capabilities as things improve post-COVID. Finacle continues to grow steadily and has firmly established itself as one of the best banking platforms in the industry for digital transformation.

Retail segment continued to improve with increased volumes in Q3 despite seasonal softness and YoY growth turning positive. The deal pipeline remains healthy and we are seeing opportunities around vendor consolidation and captive monetization.

Performance in Communications segment also improved sequentially although media, entertainment, advertising and OEM segments remained under pressure. We have won three deals in this segment in the last quarter and continue to have a strong pipeline of deals.

Parts of Energy Utility Resources and Services vertical continue to face a difficult environment due to stress in segments like oil and gas, education, publishing, travel and hospitality etc., while utilities remain relatively steady. Based on the recent deal wins and deal pipeline, we expect to see a stable performance in the coming quarters.

Manufacturing had a standout quarter both in terms of deal signings and revenue momentum which improved meaningfully despite continued disruptions across subsegments. As these deals ramp-up over the coming quarters, we will see a superior revenue momentum for this segment. We expect spend to grow in the newer areas of digital, data, cloud and security and reduction in ‘run the business’ areas.

Infosys BPM has grown at double-digits with a strong pipeline of both traditional and digital deals.

The digital portfolio saw strong growth of 31.3% YoY in constant currency and crossed 50% share of overall revenue. In the last quarter we launched Infosys Modernization Suite, Infosys Live Enterprise Application Management Platform, both part of Infosys Cobalt and Infosys Applied AI. Three acquisitions completed in the last quarter, GuideVision, one of the largest ServiceNow Elite partners in Europe, Blue Acorn, Adobe Platinum partner in the U.S., and Kaleidoscope Innovation will further enrich our capabilities and offerings in the digital space. We have also been rated as a leader in 17 services-related capabilities across the digital pentagon areas by industry analysts.

The global pandemic has gone from threat to opportunity as clients have gained confidence in their own resilience and now embrace the opportunity to accelerate an often radical re-imagination of their own businesses. Infosys with its strengthening capabilities and expanding array of offering is becoming the preferred choice for customers in that journey.

With that I will hand over to Nilanjan.

Nilanjan Roy

Thanks Pravin. Good evening good morning everyone. I would like to wish you all and your families season’s greetings and a safe and healthy 2021.

Q3 was another successive quarter marked by continued acceleration in revenue with the highest Q3 sequential revenue growth in the last eight years.

Our unwavering execution over the past three years against our Navigating your Next strategy with client relevance at the core, supported by digital, operational excellence, cost and cash management is clearly the driver of this all-rounded performance and reflecting in our total shareholder return appreciation during this period.

Revenue for the quarter stood at $3.52 bn a growth of 5.3% sequentially in constant currency. This translates to 6.6% growth YoY and 3.5% growth for nine months in constant currency.

Operating margin stood at 25.4%, were up by 3.5% YoY and stable sequentially. Sequential margin movement in Q3 comprised of

-	a 100-basis points improvement due to better operating parameters like utilization, on-site mix and other cost levers,
-	20 basis points benefits due to cross-currency movements, partly offset by rupee appreciation.
-

These benefits were negated by

-	a 50 basis points impact of transition and rebadging costs for recently won deals
-	a 20 basis points increase in costs relating to employee promotions and compensation corrections and,
-	balance 50 bps impact due to a combination of higher subcon one-offs and others.

Operating margin for nine months stood at 24.5% which is 3.1% higher compared to the 21.4% margin for nine months of the last fiscal. As mentioned last quarter, we will see higher costs in Q4 as we implement the salary hike for our employees effective January.

Q3 EPS grew by 12.5% in dollar terms and by 16.5% in INR on a YoY basis. Nine months EPS grew by 10.6% in dollar terms and 16.9% in INR on a YoY basis.

Return on equity increased further to 27.4%, an improvement of 130 basis points over the last year.

DSO measured on an LTM revenue basis remained stable YoY, while increasing 4 days QoQ. Collections remained strong and helped in generating operational cash flow of $829 mn. Coupled with lower capex of $57 mn, FCF for Q3 increased to a record $772 mn, a growth of 15.1% YoY in 3 months and a growth of 40% on YTD basis. Free cash flow conversion remained strong at 109% of net profit for Q3 and 113% for the nine months.

We continue to maintain a strong debt-free and liquid balance sheet. Cash and investments at the end of Q3 were $4.5 bn, in line with the previous quarter, despite paying $687 mn of half yearly dividend during this period. Yield on cash balances continue to decline due to moderating interest rate regime in India. The yield was approximately 6.0% in Q3. Q3 also marked the 22nd consecutive quarter of positive forex income despite significant currency volatility throughout the globe.

Driven by strong deal wins and revenue performance in the first nine months, we are again increasing revenue guidance for FY 2021 to 4.5% to 5.0% in constant currency terms from 2% to 3% as guided earlier. We expect operating margins for the full year to be in the range of 24.0% to 24.5% compared to the previous guidance of 23% to 24%.

Amidst these numbers, it will be remiss of me not to mention the landmark achievement in Q3 of attaining carbon neutrality as a company, 30 years ahead of the Paris Accord. This was a journey we embarked in 2010 and we are extremely proud of the commitment shown in achieving this goal. In the last quarter as Salil mentioned, we also announced our first ESG vision of 2030 a holistic approach of integrating our business model with the extended stakeholders impacting environment and climate, communities and societies, employees and shareholders. We believe our robust and measurable targets towards the pillars of environment, social and governance will help us in setting new standards in this area.

With that we can open the call for questions.

Moderator

Thank you very much. We will now begin the question and answer session. The first question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

An exceptional quarter yet again. To start with, a question on budgets perhaps, Salil, a large part of your exceptional strong deal win momentum appears to be catalyzed perhaps with cost takeouts and consolidation, you had alluded to at the beginning of this year. I was wondering if this implies that enterprise tech budgets will actually shrink or stay flat, as opposed to going up in CY’21? And whatever is freed up by these cost take-outs, how do you see yourself participating in those freed up tech budgets?

Salil Parekh

The way we are seeing it today is there is definitely some element of cost takeout. If you look at the wins that we have seen this past quarter and for this financial year - the three quarters, we see those are both cost takeout, but it is also what you described in the second part as large enterprises looking to invest that amount into their own digital infrastructure landscape for their growth with their end customers. The overall budgets are always difficult to estimate, and we have a number of other agencies we all depend on for those estimates. Those are all positive estimates at this stage for calendar year 2021. But the key is, one: to have the capabilities for digital and cloud and the transformation that these enterprises are driving, so that investment money can be spent with us. And two: have the automation capability and the efficiency capability for the cost takeout which we have. So, it is a dual approach and we are playing quite well on both sides of that.

Ankur Rudra

Just a follow-up on revenue conversion, clearly a very strong momentum here. I was wondering if you have seen an acceleration of the conversion from signing to recognition in the last few quarters, perhaps due to virtual on-boarding and would you expect those trends to go on for the large deals you won right now?

Salil Parekh

We have not seen anything different in the way we are converting. There are some deals which convert faster while some have a slower transition. Pravin shared in his comments that some of the transition from what we have seen in Q3 will start to show up a bit later, in Q2 of next year. That pattern has not changed. Some deals do have a faster conversion and some are more slow, nothing changed because of a virtual on-boarding.

Ankur Rudra

Lastly on margins, should we expect a significant impact perhaps in FY22 as these large deals come, like we have seen in the current quarter?

Salil Parekh

On margins I will request Nilanjan to step in. Go ahead please.

Nilanjan Roy

So Ankur, as you know, we run a portfolio. We have large deals, small deals and new deals coming into the pipeline, also there are maturing large deals. So, we run with the portfolio. And if you see our history over the last three years, even as we have accelerated the large deal pipeline and the revenues, our margins also have gone up. There are couple of reasons- One is of course the strategic cost levers, we continuously deploy each year and we talked about that in our Analyst Day. The onsite offshore mix, the pyramid, automation, and this is something we relentlessly focus on. When we pick up the large deals, we also start seeing the lifecycle of the deals. Of course, initially these have higher costs because they would not have enough automation or process improvement, there may not be enough in terms of onsite offshore mix. Therefore, when we look at the entire portfolio we also realize there are deals which will be maturing and hitting near portfolio margins and new deals will enter the portfolio at lower margins initially. That is the way we manage our overall portfolio. Yes, every quarter you could have plus or minus. In fact this time we have had this minus in the margins, one-off on re-badge deals. I think we are quite comfortable with our overall performance. We will have the Q4 impact of the wage hikes across the organisation. Some of the costs may come back in next year in terms of travel but that maybe a bit further away. But like I said again the cost optimization that we have, we are quite confident.

Moderator

Thank you. The next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

Congratulations on the extraordinary results. Pravin in your prepared remarks I know you have reflected this in the previous response Salil, and you are suggesting that large deal wins that were currently addressed, start to bill in the Q2, I realize that can vary. Can we think about those revenues boarding linearly or would that be a mistake in terms of our future modeling exercise?

Pravin Rao

As I said, for this large deal win, there is a period of transition and revenue will start kicking in only in the second quarter of next fiscal. Again, the trajectory of revenue also will vary on the nature of the deal. In some large deals, initially taking over and providing services starts with the client and then maybe over a period of time modernizing. In some other cases, it could be taking over and at the same time, in parallel, doing the transformation. So the nature of the deals actually vary. I don’t think we can have a common yardstick to say how revenue will pan out.

James Friedman

And then Pravin you also mentioned about a good pipeline of deals. I think you were talking about the communications vertical. You said despite weak media you see a good pipeline in that vertical overall. Could you give us some context for that? Is the opportunity in that vertical equivalent to the strength that you are seeing in manufacturing deals? When you say good pipeline about that vertical what is that about, some context would be helpful?

Pravin Rao

A number of opportunities in the communication segment is fairly good – decent – and it is primarily in the telecom space. When you look at communication it is not only about telecom, it is also media, entertainment, OEM. So, we do find softness in media, entertainment and OEM, but we are seeing a lot more traction on the telecom segment. We already have won three deals in this segment this quarter and the pipeline continues to be healthy. Given the pandemic we have seen a lot of volume improvement in telco, but it has so far not translated into impact on their own revenues, but we expect this to be promising going forward. At least on the telecom side, we remain optimistic given the deal wins as well as the pipeline.

Moderator

Thank you. The next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Fantastic quarter, couple of questions. First, is that, there was a very healthy conversion of pipeline into TCVs in this quarter and in the last two quarters. Has this conversion left the pipeline a little bit lighter or does it continue to be as robust as it was earlier?

Salil Parekh

Yes, the conversion at that instance, it comes out of the pipeline as you rightly point out, but the overall health of the pipeline is extremely robust. Of course, with this level of large deals in Q3, we will have that impact in the immediate outlook. However, across the different industries we still see significant opportunities and see that level of health and robustness in the overall pipeline. So, we are feeling quite good about the pipeline.

Kawaljeet Saluja

The second question I had is on profitability and it is the same question I asked the previous quarter to Nilanjan. Nilanjan your margin band has changed every year. This year it has been a good thing, it has increased. What is the real sustainable level of band of operating margin taking into consideration the large deals or a possibility of two rounds of wage increases and possible cost normalization? How should one think about your profitability dynamics as we move into FY2022 and beyond that?

Nilanjan Roy

I am not sure you will get a separate answer each quarter. So, on a serious note, I think where we are today at 24.5% on a nine-month basis as against last time we were at 21.4%. We have seen about 310 basis points improvement on a YoY basis for nine months I think this is a combination like we said of some of the discretionary cuts, which we have done, which is largely the impact of the compensation hikes and that will come back in Q4. Also if you look at the temporary cuts that we have done, some of them were on travel or the brand building side, etc., some may open up, but that is yet to be seen how fast the post vaccine world normalizes. I think we are confident, and we continue to see very strong metrics on our cost optimization. The onsite offshore mix improvements in the last one year has been something which took three years in the past and these will open up a lot of opportunities as clients will be lot more open offshoring with 98%, 97% of our team working from home literally over the last year, I think the confidence of clients as well through offshore will increase and that could be a lever we will step on.

Our localization and local hiring in the US as a pyramid is something unique to Infosys, creating the six digital hubs, recruiting from universities, community colleges. Historically the IT industry had a steep pyramid onsite. 75% of employee cost is actually onsite whereas only 25% of the headcount sits there; and therefore, if you do not address the onsite pyramid you really have a battle up your hand. I think what we have been doing over the years with our localization drive, putting in hubs and hiring freshers is helping us negate some of this. Without giving any numbers into next year, we are entering with some levers up our sleeves. Yes, there maybe some impact of compensation but we will see as next year comes and our guidance is given out.

Kawaljeet Saluja

Just a final question. It’s on the largest ever deal that you have won. Is it just a typical large deal like the ones you have signed with Vanguard or maybe others or is there something unique which you want to call out maybe in the form of higher pass through element or anything of that sort? Any colour on this deal will be helpful? That’s my last question.

Salil Parekh

In terms of the large deals, I think your question was on a specific deal. The way I would characterize it, it is a deal which relates to cloud and a huge element of both public cloud, private cloud, infra as a service, and gaining together the ecosystem to make all of that happen. The primary driver for parts of it is what we built in Infosys Cobalt, which is all of our cloud assets and we are working strongly with an ecosystem of partners that are together shaping what this cloud environment will look like.

Moderator

Thank you. The next question is from the line of Yogesh Aggarwal from HSBC. Please go ahead.

Yogesh Aggarwal

Good evening everyone and a Happy New Year to the team as well and a good quarter. Just two questions from me, firstly, on large deal wins, which have been so impressive. From an execution perspective, is the execution different than a normal deal or are they almost similar? In that context do you need to make any SLA or milestone related contingencies since these are lot more complicated deals? Secondly from a guidance perspective, the fourth quarter guidance is weaker compared to what you achieved in the third quarter, so was there some kind of a budget flush in the third quarter or any specific weakness which is leading to slower growth in fourth quarter? I have a follow up after that on margins.

Salil Parekh

On the first two points, the delivery risk profile across our large digital portfolio, if I look at the last nine months, the last quarter, it is not different from the delivery risk of those type of deals in the past. There have been larger deals in these last few years and so with that basically risk increases. However, there is no provisioning in our books with regards to a specific situation on SLAs as we start out the delivery of the deal. In that sense this is something where we have built out capabilities and we are now putting together the approach to deliver on the various large deals that we have talked about.

Salil Parekh

On the guidance, as you probably know historically Q3 and Q4 of financial year are always softer quarters for the industry and for Infosys. So, there is nothing different. In fact, this Q3 has been extremely robust, we had a phenomenal growth in terms of the revenue, constant currency growth that we have shared, but there is nothing unusual in that to point to any weakness in Q4. However, seasonally Q3 and Q4 always been softer across the industry and for Infosys over the years.

Yogesh Aggarwal

Just another question on margins. Nilanjan, most of your operating matrix has improved quite smartly. As you said utilization, offshore mix, etc., but the employee cost is still up around 5% to 6% sequentially. We have seen with other companies despite the wage hike it has been largely flattish, so what is leading to the employee cost increase?

Nilanjan Roy

Like I mentioned in the margin walk, sequentially we had 50 basis points impact of transition and rebadging in our recently won large deal. So that is something we called out clearly. The balance we had talked about a combination of higher subcons, one off and others, which was explaining about 100 basis points of the cost drag versus the 100 basis points improvement in operational metrics by utilization and onsite mix.

Moderator

Thank you. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

Thank you very much. I had two questions as well. The first your cash flow was also very impressive this quarter. Was there anything that you want to call out that that might have been unusual or one time in nature and anything that you want to call out on the cash flow that we should be thinking about over the next couple of quarters, but certainly next quarter in particular?

Nilanjan Roy

I think as we have been showing for the entire year, quarter-after-quarter, we have had strong collections, I think that was our first concern when COVID struck, regarding the ability of our clients and of course the reality is our fortune 500 clients have strong balance sheets as well. But across the three quarters we have not seen any impact at all in terms of our collection ability and that remains strong.

One reason for the cash flows improving is of course the lower capex. As everybody now is working from home, that automatically has come down and in fact we repurposed some of our capex spend through technology so that people are able to work from home with laptops rather than desktops. So, nothing really to call out on a cash flow basis. Yes, here and there we have received some deferrals of some indirect taxes but nothing material really. I think on an underlying basis we are still above 100% of net profit.

Keith Bachman

The second question, I wanted to go back to the impressive deal signings particularly 73% net new, a) if you took out the one large deal that you said was largest in the history, can you provide any growth rates just to give some dimension and then b) I am curious of the distribution, is there any dimensions you can give around, what was in the digital versus legacy signings this quarter or if you want to say over the last few quarters, I am curious on the signings – the distribution between the legacy and the digital side?

Salil Parekh

This is Salil and then Pravin might be able to add more color on the distribution. In terms of what we did in Q3, we do not have a view to give, a specific number for the one deal. What I would say is even outside of that we were running in an extremely robust pace overall in terms of the averages we have had over the last several quarters of large deal signings. So, while it was a large specific deal that was not the only one. And as Pravin also mentioned, there were 22 deals also referencing the one another deal, which was at $500 mn. Pravin, over to you for anything else.

Pravin Rao

So, I think, there is an element of digital in every large deal because at end of the day the large deal is not only about taking over and delivering the services. It is also transforming over a period of time. So, it is a combination of digital plus legacy and we do not give a breakup of that. And the nature of these deals also varies. There are some deals around infra modernization, cloud and infrastructure as a service. There are some deals around ops transformation. There are some deals where we have taken over whole IT and delivering it back as IT as a service. There are deals which are purely ADM where we provide next-gen ADM service. There are deals that are platform led where we have taken over some products not only maintaining but also go-to-market with those products. There have been some captive forwards as well. Engineering is also a strong element in many of these large deals. Of course, BPM is also part and parcel of most of these large deals. So, the nature of these deals varies but there is always an element of digital in it. As I said earlier, it would be difficult to call out how much is digital and how much is non-digital.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Quite a few of my questions have already been discussed but to go back to this large deal that you talked about, could you please explain how a deal like this at this scale is typically structured? And anything that you would like to call out on, how should we model some of the ramp-ups in these deals? A second part to that, for a contract like this and I think we have seen some dilution that came in because of the large deal ramp ups in Q3. Nilanjan, you spoke about a portfolio approach, when you think about this portfolio, what kind of a timeline do you typically price in for these deals to mature and then for margins to start coming up the curve so to speak?

Salil Parekh

Let me start with the first part. We have not given anything more specific beyond what Pravin shared earlier broadly on deal ramp-ups from the Q3 bookings. The way this has been put together is where we have a lot of the work that relates to data centers and the workplace transformation and all of that underlying with the cloud transformation to private cloud. We see that whilst this is not going to steady state, it is really the foundation of many things that we can do which we run through on a steady basis over a number of years. We have not given anything specific on the timing of that, which can give you a sense today of when specifically the revenue will come up beyond the comment that we made on Q2. Let me now pass it to Nilanjan for the margin profile of these large deals.

Nilanjan Roy

Like I mentioned earlier, we have various kinds of large deals, some of them come initially with margin, which are unbind the portfolio or tad below portfolio. Some initially maybe the ones that require dramatic transformation because they are 100% onsite. There is no automation that has been done. Client expects savings from day one. So, once we go in, we are clear over the deal cycle. Typically, these are five, seven-year deals that we model on a quarter basis, what is going to be done in terms of an intervention of moving work onsite/offshore, putting automation inside, the pyramid side of it. We look at that holistically as part of the bid process, so that we are clear that there is a trajectory in the margins as well. So that is an ongoing process and like I mentioned we have been winning large deals over the last three years accelerating them quite sharply. Yet, we have seen an improvement in margins because the way we have talked about it is, these elements start kicking in. At the same time new deals come in at lower margin whereas the existing deals start maturing and it will yield portfolio margins. It does not mean that every deal will exactly be in line with what the operating margin of the company is. There will be deals above the operating margin profile of the company and there are deals which are below that. So, it is a portfolio which we continuously look through and focus on the cost side.

Diviya Nagarajan

Got it. You spoke about potential margin levers, one of it was the offshore mix. Pravin earlier alluded to how it is one of the lowest offshore mixes that you have seen in a while. What is the room here that we have for lower on-site mix so far, so what is the potential there? Secondly on utilization, has anything structurally changed in how we look at utilization as a result of remote working and better employee allocations over various locations? And my question here is can these mid-80s utilization structurally move up from where they are?

Nilanjan Roy

Yes. So, I think on the onsite offshore mix yes there has been firstly some temporary benefits because of curtailed travel and therefore people have not been able to travel overseas as well. But having said that, the bigger strategic opportunity is that with work-from-home clients are now seeing over the last year, SLAs have been delivered on par. There have been no impact on whether signing deals or delivering and therefore the confidence of clients in terms of offshoring have also started improving. In fact, we are also now solutioning ourselves so that we can give near-shore facility. So, Canada is a near-shore base, for the U.S. we have Mexico, and both have seen dramatic growth in this time as well. Mexico is being a low-cost location. So, it is a combination of remote working in our hubs where we can create a pyramid that is one lever then move on to near-shore and then finally on to offshore. So, I think these are three things which we can continuously press on and I think these open large opportunities. Of course, as travel comes back, there could be some temporary lull. But secularly I think the downward decline is quite clear.

Pravin Rao

Let me add on the utilization. As I said, utilization is at record high, this is not where we want to be. Within the past few quarters, we had comfort in operating between 83% and 85% and that is where we want to be. So, we will look at a much more aggressive hiring over the next few quarters and try to bring the utilization down to manageable levels.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks for taking my question and congrats on very strong results. I have two follow-up questions, one a confirmation regarding margins. Pravin, I think during the last call, you indicated that some of the margin gains that you have seen in fiscal 2021 will not be sustainable into fiscal 2022. Given some of the commentary that you made today, is that still the case? Because it seems like you talked about some margin leverage, you are talking about some encouraging signals of accelerating the offshore trend. One of your former executives suggested in the call that we hosted last week, that he has not seen this acceleration into offshoring in about 10 years. And the second question is about the sustainability of what we are seeing right now in terms of the demand trends, the pipeline etc. maybe you can give some color on both?

Nilanjan Roy

Yes. So, I will take the first question, Moshe. So, like I said, we are in the first nine months at 24.5% and we have the wage hikes coming up in Q4, so that clearly will have an impact. And as we look into next year, there could be some easing off of travel etc., which will have some cost pressures. Now having said that, we said, we also parallelly will work on our cost optimization levers, which is something we continuously work on. So, we are not at this stage saying that there is margin guidance out there for FY22. But just the color of what is coming ahead, we will have these cost pressures, but we will also work on the cost optimization parallelly.

Moshe Katri

On the second question, at this point what you are seeing in terms of sustainability, some of the trends that you are seeing in terms of pipeline strength and maybe you can elaborate on what percentage of the mix in terms of the bookings came in from new logos versus renewals?

Salil Parekh

Let me start on the sustainability trend and then on the mix Pravin, you can go ahead. I think the way we see the pipeline and the movement of the deals, we still see a good demand environment across all the industry segments as we referenced at the start of the call. There are some where the strength is quite exceptional, but overall, all the industry segments are moving in a positive direction. To your point on the offshore mix, there we have seen good movement this year. Of course, with some of the travel restrictions coming off, we will see some more movements from offshore to onsite, but our recruitment engine onsite is very strong as well. And so, we will wait and watch how that plays out. We do not see that it is immediately going to change, because fundamentally clients are seeing that delivering remotely from whichever location is more feasible for a broader set of functions. So, we feel quite comfortable that over a period of time that will work to our benefit in terms of the mix and therefore in terms of the margins. Pravin, over to you on the mix.

Pravin Rao

On the mix, we normally call out only what is net new and what are rebids, in this quarter net new is 73%. If you look at the nine months of the year, where the total TCV is $12 bn, the net new is $8 bn of that. From that perspective, in the past nine months we have seen a significant percentage of our revenues coming from net new which gave us good comfort on the growth momentum in the coming few quarters. Obviously, there is also a mix of new logos as well as a part of this mix. For instance, last quarter, we had Vanguard, which was one of the large deals we announced, and it was a new logo. But we particularly do not call that out. We normally look at what is net new and that gives us a sense of our deal flow and the growth momentum for the forthcoming quarters.

Moderator

The next question is from the line of Pankaj Kapoor from CLSA. Please go ahead.

Pankaj Kapoor

So, my question was for Nilanjan. So, what I was trying to understand is the commercial structure of these large transactions at a generic level. Do costs in such deals typically flow through the P&L, or can some of these be capitalized? So that is one thing which I am trying to understand?

My second question is on the next year's wage revision. One of your peers, of course is talking about FY22 to be a normal year. Are you also expecting that the wage hike for next year will follow the regular pattern of being in April or sometime mid-year?

Nilanjan Roy

So, on your first question, even Pravin mentioned earlier, all deals are different. Some of them may have rebadging elements, some may have a comprehensive infrastructure with software, it depends on deal to deal. There is no generic way we can answer that question and some of them may have a pass-through and some of them may not. So, it depends on service elements versus our entire transformation element, that is quite different across deals. So, I do not think there is anything specific we can say more than that at this stage.

Salil Parekh

So, on the second one, let me address that. With respect to the wage hike, we have announced the salary increase effective January 1 of this year. We have not made any comments with respect to the next year situation. We will come to that once we conclude this and start the next year and at that stage, we will share with you, what the approach is.

Moderator

Thank you. The next question is from the line of Sudheer Guntupalli from ICICI Securities. Please go ahead

Sudheer Guntupalli

Congrats on a good quarter and thanks for giving me the opportunity. Salil, regarding the large deal, for a deal of this size, we assume almost all the Tier 1 vendors might have aggressively competed. Some of them might be native European companies. Some might have a larger revenue base in Europe or in the infrastructure kind of service offerings. Can you help us understand, what are the three to four variables that have given Infosys that extra edge to win this deal over the competition?

Salil Parekh

So, there you are right, this is an extremely competitive situation with several European, US and Indian companies competing for this work. One of the elements that really stood out that I could see and we could see was what we understood from the clients to be the technical strength of our solution. And this is a solution which is built on something we have shared before, the Cobalt suite in the cloud. The approach that we put together to give clients a solution which was both flexible, scalable and secure. While globally spread out operations of theirs could enable it, was really valued by them. We also benefited I think from the way that we make sure that all the different elements of their business objectives in how they wanted to focus on the business and how they wanted to perform the cloud journey we incorporated quite fully into the solution. But this is an extreme win in that sense from the technical capability perspective. That is why we are extremely delighted because it opened a new area for us, something in which we were previously doing well and now we can do further better, as we go ahead.

Sudheer Guntupalli

So, if you look at the gross client addition during the quarter, it seemed to be significantly higher than the typical run rate in the previous quarters. So my question is, if you can throw some color on what has driven this strong addition and the nature of these clients potential, scalability and if this has to do with the entry into some new sub-segments you spoke about in your press meet and in your opening remarks as well?

Pravin Rao

We had seen strong new account openings, new logo openings across the subsegments. I do not think there is any secular trend. We have seen good openings across many of our segments and we have been consistent over the past few quarters as well. So, I do not see any pattern in this or any specific thing and again the opportunities also vary. In many of them we are opening the doors with transformation opportunities. Some of them or a few of them are opening with large deals. So, it is a combination of things. There is no specific pattern or anything specific to a subsegment.

Nilanjan Roy

Just to add to Pravin’s, I think there is also some client additions we have had due to the new acquisitions made.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I now hand the conference over to the management for closing comments.

Salil Parekh

Firstly, thank you everyone for joining us for this session. As you can see, we are extremely delighted with the performance for this quarter, standout being an exceptional large deals win, phenomenal growth at 6.6% YoY and a strong operating margin performance backed up by extremely robust cash collections and conversion that was noted. We feel confident to revise the guidance upwards as we shared on both revenue and margin and we have a strong outlook as we go into the next financial year, which will start for us in April. So overall, we are extremely delighted with this. Thank you again everyone for joining us.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us. You may now disconnect your lines.